Via EDGAR

September 19, 2025

Ms. Jenn Do and Ms. Vanessa Robertson
U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Life Sciences
100 F Street, NE
Washington, D.C. 20549

Re:	Annovis Bio, Inc. Form 10-K for the fiscal year ended December 31, 2024 Filed March 21, 2025 File No. 001-39202

Dear Ms. Do and Ms. Robertson:

Annovis Bio, Inc. (the “Company”) is in receipt of the Staff’s letter dated September 4, 2025 (the “Staff’s Letter”) regarding the Company’s Annual Report on Form 10-K (the “Form 10-K”). Based on my telephone conversation with Ms. Do on September 15, 2025, the Staff requested, and the Company hereby agrees that, in future filings, it will provide narrative disclosure, on a going-forward basis only (no prior period comparison) regarding the breakdown of research and development expenses between the Alzheimer’s study and the Parkinson’s study. In addition, the filings will continue to show the breakdown as reported in previous filings, Exhibit A.

Please contact me at (610) 880-8485 or by email at maccecchini@annovisbio.com if you have any additional questions.

Sincerely,

Maria Maccecchini

President and Chief Executive Officer

EXHIBIT A

Table from Annovis Bio 2024 10-K

	Year Ended
	December 31,
	2024	2023	Change

	(in thousands)
Operating expenses:
Research and development	$19,995	$38,791	$(18,796)
General and administrative	6,699	6,244	455
Total operating expenses	26,694	45,035	(18,341)
Other income (expense):
Interest income	332	668	(336)
Other financing costs	(1,853)	-	(1,853)
Change in fair value of warrants	3,626	(11,837)	15,463
Other income (expense), net	2,105	(11,169)	13,274
Net loss	$24,589	$56,204	$(31,615)

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